Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                          INVESCO VAN KAMPEN BOND FUND

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Bond Fund was held on Friday, July 16, 2010. The Meeting was held for the following purpose:

(1) Elect four Class III Trustees, each by the holders of Common Shares, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matters were as follows:

                                                           Votes
Matter                                       Votes For   Withheld
------                                      ----------   --------
(1) R. Craig Kennedy.....................   10,453,197     58,431
    Jack E. Nelson.......................   10,337,316    174,312
    Colin D. Meadows.....................   10,457,898     53,730
    Hugo F. Sonnenschein.................   10,410,444    101,184